Exhibit 99.1

Westport Appoints Nancy Gougarty as President & COO

~ Experience and Leadership in the Automotive Sector Provides Key Direction in Westport's Move From Research & Development Mode to International Product Delivery ~

VANCOUVER, July 26, 2013 /CNW/ - Westport Innovations (TSX:WPT / NASDAQ:WPRT), engineering the world's most advanced natural gas engines and vehicles, announced today that Nancy Gougarty has been appointed President and Chief Operating Officer of Westport after resigning her position on the company's Board of Directors. The change in roles for Nancy is part of Westport's progression from research and development into an organization focussed on the global commercialization of a wide range of products.

"Nancy brings valuable direction and experience in product delivery execution from her roles in the global automotive sector," said David Demers, CEO of Westport. "Nancy will play a key role in implementing our strategic priorities, supporting Westport in meeting the challenges of operating a global business and driving Westport's financial success with her experience in operations and international product sales."

Nancy has extensive business experience in the global automotive industry. Originally appointed to the Westport Board of Directors in February 2013, she served as the vice president for TRW Automotive Corporation for Asia-Pacific, with responsibility for profit and loss, from January 2008 to 2012.  TRW sales for Asia-Pacific were reported at $2.3 billion in 2011.  Her previous positions included vice president of product planning, business planning and business development.

She has held high-profile leadership positions in the automotive sector, including Managing Director for General Motors' joint venture in Shanghai, Director for Delphi Packard Asia Pacific, Global Account Director General Motors, and vice president for Delphi Automotive Systems, Japan and Korea.

About Westport

Westport engineers the world's most advanced natural gas engines and vehicles. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. We work with original equipment manufacturers (OEMs) worldwide from design through to production, creating products to meet the growing demand for vehicle technology that will reduce both emissions and fuel costs.  To learn more about our business, visit westport.com, subscribe to our RSS feed, or follow us on Twitter @WestportDotCom.

Note: This document contains forward-looking statements about Westport's business, operations, technology development or the environment in which it operates, which are based on Westport's estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Westport's control. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SOURCE: Westport Innovations Inc.

%CIK: 0001370416

For further information:

Investor Inquiries:
Darren Seed
Vice President, Investor Relations & Communications
Westport
Phone: 604-718-2046
Email: invest@westport.com

Media Inquiries:
Nicole Adams
Director, Communications
Westport
Phone: 604-718-2011
Email: media@westport.com

CO: Westport Innovations Inc.

CNW 08:00e 26-JUL-13